February 6, 2007

United States
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attn: Ms. Carmen Moncada-Terry

Re:	Sunrise Energy Resources, Inc.
Registration Statement on Form SB-2
Filed November 7, 2006 File No. 333-137360

Dear Ms. Moncada-Terry:

On behalf of Sunrise Energy Resources, Inc. (the “Company”), please find electronically transmitted herewith changes to the Company’s Registration Statement on Form SB-2 in response to your comments dated December 6, 2006. This response letter has been numbered to coincide with your comment letter.

Form SB-2 Filed on November 7, 2006 General

Comment: 1. Please update the financial information included in the registration statement to comply with Item 310 (g) of Regulation S-B

Response: We have revised the Registration Statement to comply with Item 310(g) of Regulation S-B.

Form 10-KSB/A1 For the Fiscal Year Ended December 31, 2005

General

Comment: 2. Please include page numbers in all subsequent amendments to the form 10-KSB.

Response: We have included page numbers in the amendments to the Form 10-KSB as required by this comment.

Financial Statements

Consolidated Statements of Cash Flows

Comment 3. We note your response to our prior comment 12 in our letter dated September 28, 2006 in which you explain the origin of certain line items on your statement of cash flows for the year ended December 31, 2004 related to the share exchange transaction between you and TOV Energy-Servicing Company Esko Pivnich (Esko Pivnich). We understand that this transaction in the amount of $1,942, which would ordinary be reported as a component f cash flows from investing activities under generally accepted accounting principles.

Please revise your statement of cash flows for the year ended December 31, 2004 to remove all non-cash activity related to this transaction to comply with paragraph 32 of SFAS 95. Also include error correction disclosures in the notes to your financial statements, reconciling the as previously reported amounts to the restated amounts for each section, along with a narrative explaining the reasons for the corrections.

Response: In response to your comment, we have revised the Consolidated Statement of Cash Flows for the year ended December 31, 2004 to remove all non-cash items in accordance with SFAS 95.

Further, the reconciliation of amounts reported previously to the amounts reported in the most recent 10-KSB/A has been provided under Note 27 along with a narrative explaining the reasons for the corrections.

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition

Comment: 4. We note you have revised your document to indicate that you have no proved reserves as defined by Rule 4-10 (a) of Regulation S-X. Please expand your disclosure to indicate the revenues you have earned to date are from the sale of oil and gas produced from properties for which proved reserves have not been identified.

Response: We have reviewed our reserve disclosures and present our analysis of our reserve situation in our response to your Comment #5. We have expanded our Revenue Recognition disclosure to say:

“The revenues that the Company earned to date were related to oil and gas produced from properties for which proved reserves have not been estimated”.

Please see Note 3 - Summary of Significant Accounting Policies in the Company’s Form 10-KSB/A for the fiscal year ended December 31, 2005, beginning on page 31 of that report.

Property, Plan and Equipment

Comment: 5. We have read your response to our prior comment 15 in our letter dated September 28, 2006 in which you explain the nature of the improvement and workover costs you have capitalized. Given that you do not have proved reserves, as defined in Industry Guide 2, it appears that certain costs you have capitalized may need to have been expensed as incurred under generally accepted accounting principles.

Please revisit the costs you have capitalized to date and revise your financial statements to expense all amounts that may not be capitalized until proved reserves have been identified in accordance with the guidance found in paragraphs 16 though 26 of SFAS 19. Please ensure that you include error correction disclosures, including a reconciliation of the as previously reported amounts to the restated amounts, for each period impacted.

Response: We reviewed the Industry Guide 2 and Rule 210.4-10 of the Regulation S-X where the Proved Oil & Gas Reserves are defined as follows: “Reservoirs are considered proved if economic productibility is supported by either actual production or conclusive formation test”. Well #2 of the Company’s Karaikozovsk’s property exhibited steady commercial oil and gas flow rates in 2005 while Well #3 required certain workovers to ensure steadily rising production rates in 2006.

The Company’s geologists expected the above flow rates to be sustainable in 2006 and 2007. As can be seen from the chart above, the 2006 expectations were met and even exceeded in the case of Well #3. We sell oil and gas that we produce and at a positive gross margin.

As is evidenced by the translation of license and the reserve certificate attached hereto as Exhibit A, Karaikozovsk block has C1-C2 category reserves recorded with the State Reserves Committee of Ukraine. In particular, the C1 category oil reserves are recorded as 1,178,000 metric tons equivalent to approximately 8.6MMBBLS. Although, C1 reserve measure cannot serve as a proxy for proved reserves as defined in Regulation S-X, C1 category reserves are included in proved reserves in accordance with the old Ukrainian/Russian methodology. C1 reserves are defined as “geologically evaluated reserves, which according to engineering data show partial recoverability”. The often cited drawback of the old Russian/Ukrainian classification is its focus on the geological aspects and its tendency to ignore the prevailing prices and the production costs. In our case this risk is mitigated by the current profitable production.

Due to the official Ukrainian state report confirming the proved reserves of Karaikozovsk block as well as a steady commercial production from 2 existing wells of that block, we consider Karaikozvosk property as a proved property. It has been impractical to estimate the quantity of proved reserves of Karaikozovsk property only from the existing Wells #2 and #3 since the above wells were not initially drilled by the Company and the Company merely holds a working interest in the above wells. If we were to insist on estimating the reserves of the existing wells we would be forced to negotiate with our partner Okhtyrkanaftogas the suspension of the production for an extended period of time in order to perform the requisite tests and measurements. Such suspension may only be achieved at a substantial cost to the Company.

We plan to complete an additional third Well #21 and perform appropriate tests to more accurately estimate the reserves of Karaikozovsk property for all three wells. The drilling of Well #21 is currently underway and the well is expected to be completed in mid February 2007. Following the completion of Well #21, we intend to commission a reserve report for the entire property.

In accordance with §31.a of SFAS19, “…On completion of drilling, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved depends on whether a major capital expenditure can be justified which, in turn, depends on whether additional exploratory wells find a sufficient quantity of additional reserves…”;

and

“In that case, the cost of drilling the exploratory well shall continue to be carried as an asset pending determination of whether proved reserves have been found only as long as both of the following conditions are met:

i.	The well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made.
ii.	Drilling of the additional exploratory wells is under way or firmly planned for the near future.”

Since, Wells #2 and #3 exhibit commercial production rates and Well #21 was planned for drilling as at 12/31/2005 and is almost completed as of the date of this letter, we believe that both criteria i. and ii. above are satisfied. Accordingly, as of 12/31/2005 we could not make a determination that either well or the entire property was impaired. We, therefore, believe that we were fully justified in capitalizing workover and infrastucture costs that we had incurred in 2005 in relation to the producing wells. The capitalized costs complied with §31.a of SFAS19.

All direct production costs related to production from Well #2 and #3 were expensed as incurred.

We, therefore, respectfully believe that we have correctly capitalized certain development costs and that no further revisions are required.

Comment: 6. In addition, we note your disclosure in which you state that you calculate depreciation, depletion and amortization of capitalized costs of oil and gas properties using the unit of production method. Since you do not report proved reserves, it is unclear to us how you are able to utilize this methodology. Please identify for us the costs you are currently depreciating, depleting and amortizing under the unit of production method and the type of reserves used in the computation.

Response: The reference to the unit of production method is part of our general accounting policy. We intend to apply this method once we are able to estimate our proved reserves. In fact, none of the costs that we capitalized in the past were depreciated using the unit of production method. The only costs that we capitalized i.e. the capitalized costs of related infrastructure and certain workover costs both referenced in our response to your Comment #5 were depreciated over 2 years which represents the estimated useful economic life of the respective assets.

Since the unit of production method has not yet been applied by us, we have revised the filing to remove the reference to that method.

Comment: 7. We note you have expanded your disclosure in response to our prior comment 16 in our letter dated September 28, 2006 to indicate that your test long-lived assets for impairment in accordance with SFAS 144. Please, also disclose your policy for assessing impairment of capitalized costs related to unproved properties. Please refer to paragraph 28 of SFAS 19 for additional guidance on this matter.

Response: We have further expanded this disclosure by adding the following language: “We assess unproved properties on an annual basis to determine whether they have been impaired. If we drill a dry well on a property and elect to abstain from further drilling on this property, the above property will be deemed impaired and we will recognize the impairment loss.”

Additionally, we have revised the 12/31/2005 10-KSB/A filing to include disclosures required by FSP FAS 19-1.

Note 21 - Shareholder’s Equity

Comment: 8. We note your response to our prior comment 17 in our letter dated September 28, 2006 in which you state that your disclosures within your Statement of Stockholder’s Equity are consistent with reverse acquisition accounting. However, based on the information you have provided to date, it still appears that you have not adjusted the stockholder’s equity accounts appropriately. Please consider the following information and revise your financial statements accordingly. Please contact us by telephone for further clarification.
•
The historical stockholder’s equity of Esko Pivnich (accounting acquirer) prior to the merger should be retroactively restated for the equivalent number of shares received in the merger, in addition to giving effect to any difference in the par value of the issuer’s (Sunrise) and Esko Pivnich’s stock, with an offset to additional paid in capital. Similar retroactive adjustments should be applied to the earliest balance sheet presented.

•
The shares issued by Sunrise to effect the merger with Esko Pivnich should be presented separate from other share issuances on the statement of changes in stockholder’s equity, which should also reflect the net assets or liabilities acquired, by the accounting acquirer, in the reverse merger transaction. It appears that you have presented all share issuances occurring in 2004 in a single line item.

•
The retained earnings (deficit) of Esko Pivnich should be carried forward after the acquisition. Please address the difference indicated in your response, stating that the accumulated deficit of Sunrise was $50,886, while reporting in your statement of stockholders’ equity an adjustment of $66,509 representing the accumulated deficit of Sunrise.

Response: We have amended the Company’s Form 10-KSB/A for the fiscal year ended December 31, 2005 and the Form 10-QSB/A for the quarter ended September 30, 2006 to restate the Shareholder’s Equity Statement in accordance with your comments. Please refer to those filings for additional information.

Form 10-QSB for the Interim Period Ended September 30, 2006

Comment: 9. In your response to our prior comment 19 in our letter dated September 28, 2006 you state that that a portion of the purchase price to acquire Pari, Ltd. was allocated to drilling rights, and that these drilling rights represent an intangible asset. Generally costs to acquire drilling rights are classified as tangible assets. Please refer to FASB Staff Position No. FAS 142 -2 for guidance on the balance sheet classification and disclosures for drilling and mineral rights of oil and gas producing activities.

Response: According to FSP FAS 142-2, Oil & Gas mineral and drilling rights are governed by SFAS 19 rather than SFAS 142. According to §15 of SFAS 19, “Costs incurred to purchase, lease, or otherwise acquire a property (whether unproved or proved) shall be capitalized when incurred. In the Ukraine it is impossible to acquire a license while it is possible to acquire a company that is a license-holder. Alternatively, license and drilling rights acquisition transactions are structured as holding company acquisitions.

In our response to your prior Comment #19 of your comment letter dated September 28, 2006 we referred to the difference between the purchase consideration of $96,608 and the net book value of Pari - ($105,355) equaling $201,963 as an intangible asset.

In accordance with SFAS 19, we have reclassified this item in our records as a tangible “Lease/concession acquisition cost”. This has not resulted in any changes to the presentation format of the balance sheet provided in the Company’s Form 10-QSB/A for the quarter ended September 30, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 27

Comment: 10. On page 24 you disclose that under the terms of the agreement with Dutchess Private Equities Fund L.P. you will have access to a $20,000,000 equity line of credit. It appears that you should disclose this potential source of funds within your illiquidity and capital resources discussion, qualified as necessary to convey an appropriate level of uncertainty, or disclose why you do not believe this arrangement is pertinent.

Response: In response to your comment, we have amended the Liquidity and Capital Resources section of the Company’s Form 10-QSB/A for the quarter ended September 30, 2006 filing to include the appropriate disclosure relating to the Dutchess equity line of credit. Please see page 30 of that filing.

Controls and Procedures, page 33

Comment :11. Please comply with Item 308 (c) of Regulation S-B which requires that you disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financing reporting. We reissue our prior comment 18 in our letter dated September 28, 2006 for your interim periodic reports filed on Form 10-QSB.

Response: We have revised the Controls and Procedures section of our Form 10-QSB/A to respond to this comment. Please see page 35 of that filing.

Engineering Comments
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Current Activities, page 25

Comment: 12. We note your disclosure of “possible gas reserves of approximately 420 BCF” and “possible reserves of approximately 106.2 BCF of gas in the Niklovitsk field located in the Lviv region of Western Ukraine and 4.1 BCF in the Sheremetivsk field”. In our prior comment 21 we asked that you “Please amend your document to delete these and any other unproved reserve quantities for which you are unable to show compliance with the provisions in Rule 4-10 (a) of Regulation S-X.” We repeat our prior comment 21. This also applies to any of your other current documents, e.g. 6-30-06 10QSB/A, field 11-7-06. You may contact us for assistance in this or any other matter.

Response: The relevant disclosure has been removed from the amended Form 10-QSB/A for the quarters ended June 30, 2006 and September 30, 2006.

Description of Property, page 39

Comment: 13. Please amend your document to include the information prescribed by SEC Industry Guide 2, to comply with Instruction 2 to the Item 102 (a) of Regulation S-B.

Response: The relevant disclosures have been added to the Description of Property section of our Form 10-KSB/A for the fiscal year ended December 31, 2005.

The Company believes that they have responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know.

Sincerely,

/s/ Peter J. Gennuso
Peter J. Gennuso

Cc:	Konstantin Tsiryulnikov, CEO
Roman Livson, CFO

Exhibit A. Copy License of Esko-Pivnich to explore and develop Karaikozovsk property together with the translation.

/TRANSLATION OF ESKO-PIVNICH’S LICENSE TO USE THE RESERVES/

State Reserves Committee of Ukraine
/LETTERHEAD/

SPECIAL PERMIT

to use mineral resources

Registration #2489 dated 2 July 2004

Type of resources utilization activity:	geological exploration and production;

Property:	Karaikozovsk deposit

Minerals:	Natural gas, Crude Oil

Region:	Kharkov

District:	Krasnokutsk

Location	10km south of Krasnokutsk
(from closest settlement)

Geographic position

Northern	Eastern
Latitude	Longitude

50°0’50”	35°1’40”
50°2’10”	35°10’30”
49°57’10”	35°13’0”
49°57’00”	35°6’20”

Area of the property:	81 sq. km.

Objective:	Exploration of oil and gas from carboniferous deposits, calculation and confirmation of reserves.

Special additional terms:	1. Abide by the terms set by Kharkov Regional Administration 06.10.03 #01-35/3911 of the State Ecology Authority of Kharkov Region/ecological file #55/03 dated August 21, 2003.

2.	Exploration work is to be conducted by specialized exploration contractors.

3.	Geologocal information obtained during the operations shall be provided to the State Geological Information Committee of Ukraine within 3 months after such information is registered.

4.	Licenseholder undertakes to timely contribute obligatory payments including financing of exploration works in accordance with the prevailing legislation.

5.	Abide by the program of Karaikozovsk property development.

In the event, the Licenseholder fails to comply with the above terms, the license may be revoked.

Source of financing:	Non-state

Licenseholder:  TOO “Energy Servicing Company - Esko-Pivnich”

Code: 30732144

04073, Kiev, Ryleeva Str., 10A

Agreed by:    State Authority for Ecological Resources for Kharkiv Region - ecological file #55/03 dated August 21, 2003

License term: 5 (five) years

First Deputy Head:	/SEAL/ /Signature/

S.V. Goshovskiy

TRANSLATION OF ESKO-PIVNICH’S RESERVES CERTIFICATE

State Reserves Committee of Ukraine

/LETTERHEAD/

03680, MCII, city of Kyiv-150, Chervonoarmiyska St., 69

Phone/Fax: (044) 528 75 25

August 4, 2005 #13/2-01-3291

To: Director of TOV “Energy Servicing Company Esko-Pivnich”

Mr. V.M. Chuchminov

0480, city of Kiev,

Novokonstantinovskaya St, 13/10

Office 213

Re: Information Request

In response to your request concerning the status of geological reserves of Karaikozovsk property, please be informed as follows.

As of January 1, 2005, the State Register of Minerals had the following record of Mineral Reserves of Karaikozovsk deposit:

	C1	C2

	Category	Category

Oil, thous. tons	1178	560

Unassociated Gas, million cubic meters	800	1100

Gas condensate, thous. tons	59	68

/SEAL/

Executive Head	/Signature/	Ivan MAKARENKO